August 26, 2005


     Mail Stop 4561
John M. Bond Jr.
Chairman and Chief Executive Officer
Columbia Bancorp
7168 Columbia Gateway Drive
Columbia, MD 21046


      Re:	Columbia Bancorp
		Form 10-K for the period ended December 31, 2004
		File No. 0-24302

Dear Mr. Bond:

	We have completed our review of your Form 10-K and have no further comments at this time.

								Sincerely,



      Joyce Sweeney
								Branch Chief